                                 Electric Fuel(TM)






                                     1995

                                                                        May 1996
Dear fellow shareholder,

1995 was a very productive year for Electric Fuel. We made a significant investment in our technology, and have made great progress towards our goal of becoming the number one supplier of battery systems for zero emission electric vehicles.

We developed three high energy battery models -- one for small pick-up trucks and sub-compact passenger vehicles, one for pick-up trucks and passenger vehicles, and one for full size vans, buses and trucks. All models use a new concept of self-contained, easy to exchange, battery trays. The tray configuration allows easy and cost effective installation of the battery on almost every existing vehicle being produced today.

A key date in 1995 was December 14, the official kick-off of the Deutsche Post field test of the Electric Fuel zinc-air battery system. On that day, with over 300 journalists and guests present, the Electric Fuel MB410, 4.5-ton Mercedes-Benz van and the GM-Opel Corsa Combo light pick-up truck were unveiled to the public. Fitted with batteries, with the largest electric capacity ever installed in electric vehicles, these cars demonstrated excellent performance at below freezing temperatures on the main streets of Bremen, Germany.

December 14 was also the official opening of Electric Fuel's zinc regeneration facility in Bremen, Germany. The plant provides the refueling and zinc-regeneration support for the Deutsche Post fleet. The plant is 10 times larger than the regeneration plant in Bet Shemesh, Israel which was put into service in May 1995, and offers a high degree of automation. These two regeneration plants, together with the plant in Italy, demonstrate the Company's vision of the future of the electric vehicle infrastructure. We believe the Electric Fuel unique approach is the best, low cost, and most convenient method for refueling electric vehicles, particularly for the fleet market, with great business potential for Electric Fuel and its licensees.

The Deutsche Post program, with its magnitude and impressive array of partners, is of great importance to our company. In 1995, we invested significant resources in battery development, regeneration and refueling equipment, as well as in other related activities. This investment, which is reflected in the attached financials, was made in order to maximize our success in this program.

Recently, the Deutsche Post Field Test partners decided that the 20 Mercedes-Benz MB410 vans that were originally designated for use almost solely by the Deutsche Post, will be redistributed for use in service among several of the Deutsche Post program partners, including Deutsche Telekom, the city and utility of Bremen, the Swedish Post and Vattenfall. The roll out of the fleet will begin in May, 1996 with four MB410s. Vehicles will gradually be added to the fleet throughout the summer.

GM-Opel, which is supplying the 44 Corsa Combo pickup trucks for the Post program, is engaged in an extensive engineering effort which could result in commercially viable electric vehicles using the Electric Fuel system. Because of the magnitude of the effort involved, the Opel cars are expected to be available to the field test only by the end of 1996.

Electric Fuel's strategic partner in Italy, Edison SpA, has significantly increased its Electric Fuel related activities over the past few months. Edison, Italy's largest private energy company, recently installed a small Electric Fuel battery in a Seat Marbella subcompact car and achieved a driving range of 300 kilometers in the hilly terrain around Turin, Italy. The car exhibited excellent performance, achieving a driving range six times better than the same vehicle powered by a lead-acid battery--even in the sub-freezing temperatures. It offers a payload capacity four times greater then when driven with the lead-acid battery.

We believe there is a substantial market for small fleet vehicles similar to the Seat Marbella, especially in the emerging markets of Asia and Latin America.

In 1995 the Swedish Post and Vattenfall, Sweden's largest utility, joined the Deutsche Post field test as Associate Partners. Eskom, South Africa's electric company, has also stated its intention to join the Deutsche Post field test program as Associate Partners.

Besides the many milestones achieved in 1995 in Germany and in Italy, Electric Fuel signed a letter of intent with General Motors and its Israeli representative Universal Motors Israel, for a joint program in Israel. The objective of the GM-UMI electric vehicle demonstration project is to evaluate the Electric Fuel zinc-air battery for commercial fleet usage, particularly for South America and Asia, which are new vast potential markets for electric vehicles.

We enter 1996 with a great EV technology for fleet operators--one that is capable of delivering long range, high speed travel and fast refueling at reasonable cost. We continue to build our company one step at a time, in tune with our vision--to provide an environment-friendly energy system that will cause significant and positive changes in the world in which we live. We look forward to sharing this vision with our shareholders, employees and partners throughout the world.


Very truly yours,


Robert S. Ehrlich                                           Yehuda Harats
Chairman of the Board                                       President & CEO

The text for this report was taken from the Company's Form 10K, as filed with the Securities and Exchange Commission, March 1995.

Safe Harbor Statement. This report contains forward looking statements that involve risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Among, but not limited to these, are reliance on the Deutsche Post Field
Test, the uncertainty of the electric vehicle market and significant future capital requirements. Additional information on these and other factors which could affect the Company's financial results are included in the Company's
Annual Report on Form 10-K for the year ended December 31, 1995, on file with the Securities and Exchange Commission.
- - --------------------------------------------------------------------------------

- - --------------------------------------------------------------------------------

Introduction

Electric Fuel Corporation ("EFC" or the "Company") is engaged in the design, development and commercialization of an innovative, advanced zinc-air battery system for powering zero emission electric vehicles. The Company's proprietary system (the "Electric Fuel System") consists of a refuelable zinc-air battery comprised of a series of cells with removable zinc anode cassettes (referred to as "Electric Fuel"), an automated battery refueling system for mechanically replacing, rather than electrically recharging, depleted fuel cassettes (the "Refueling System"), and a regeneration system for recycling the depleted fuel cassettes (the "Regeneration System"). The Company believes that the Electric Fuel battery exhibits a combination of performance characteristics superior to those of electric vehicle batteries that are currently commercially available or, to the Company's knowledge, under development. To date, the Electric Fuel battery has been successfully installed and driven in extensive laboratory tests and in limited road tests, including in a Mercedes-Benz MB180E 3.5 ton van. Working prototypes of the Company's Refueling System and Regeneration System have been operated in Israel and Italy.

Business Strategy

The Company's strategy is to market the Electric Fuel System initially to large fleet operators. The Company believes that environmental concerns, recently enacted and proposed legislation and high gasoline prices create significant incentives for fleet operators, particularly in Europe, to use electric vehicles, and that the Electric Fuel system is particularly suitable for fleet operations. While the Company's efforts are currently focused on Europe, governmental action has been taken in the United States which the Company believes will create incentives for fleet operators to introduce electric vehicles into their fleets. The Company intends to strengthen existing and develop new networks of strategic alliances with fleet operators, companies engaged in energy production and transportation, automobile manufacturers and others in order to establish the infrastructure necessary for further development and commercialization of the Electric Fuel System. If the Electric Fuel System is successfully commercialized, the Company expects to derive revenues from the sale of components of the Electric Fuel System, including Electric Fuel, manufactured by the Company and from licensing rights to the Electric Fuel System to third parties. The Company is also developing other applications for its proprietary technology.

The Company has historically derived revenues from licensing its proprietary technology, supplying components of the Electric Fuel System and providing technical services to its strategic partners. The Company expects that in the future, depending on the availability of financing and other resources, it will derive revenues principally from the manufacture and lease or sale of commercial quantities of Electric Fuel batteries and Electric Fuel, royalty payments related to licensing to others the right to manufacture and sell batteries and Electric Fuel, the establishment of joint ventures for the manufacture and sale of batteries and Electric Fuel or a combination of the above. The Company also expects to obtain revenues from licensing to others rights relating to the Refueling System and Regeneration System, or to enter into joint ventures for the manufacture, operation and sale of refueling and regeneration equipment, or a combination of the above. There can be no assurance, however, that the Company will ever derive such revenues. During the next two years, in a field test managed by the German postal service, the Electric Fuel System will be tested by Deutsche Post in vehicles powered by the Electric Fuel battery in regular mail delivery operations in Bremen, Germany, and by certain other fleet operators (including Deutsche Telekom, the German telecommunications company) in representative operations of their fleets in Germany and Sweden.

The following are the key elements of the Company's strategy:

Fleet Operators. The Company intends, particularly in its initial marketing efforts, to focus on fleet operators, such as mail, delivery and courier services, utility companies, government agencies and food and goods distributors. The Company believes that such fleet operators will be responsive to environmental concerns and will be targeted by legislative and other mandates limiting access to cities and requiring the use of electric vehicles. In addition, these potential customers have centralized technical support facilities which can act as hubs for their vehicles, and are therefore well positioned to install refueling systems and adapt to new technologies. The Company believes that, as large fleet operators adopt electric vehicles, an expanded infrastructure will become available to small fleet and individual drivers, allowing the market for the Electric Fuel System to expand.

Geographic Focus. To date, the Company has entered into cooperative strategic agreements in Italy, Germany and Sweden. The Company believes that its existing relationships in these countries will enable it to expand into other countries in Europe. While the Company's main focus is currently in Europe, it is exploring the possibility of entering into similar arrangements in the United States, where legislation has been enacted to promote the use of zero emission vehicles.

Strategic Alliances. The Company has sought and intends to continue to seek to exploit its zinc-air battery technology through strategic alliances with fleet operators, companies engaged in energy production and transportation, automobile manufacturers and others, in order to provide the additional investment and other resources required to further develop and commercialize the Electric Fuel System. To that end, the Company has formed alliances with Deutsche Post AG ("Deutsche Post"), Deutsche Telekom AG ("Deutsche Telekom"), Edison Termoelettica ("Edison"), Vattenfall AB, Stadtwerke Bremen AG and Uhde GmbH ("Uhde").

Further Technological Development. In conjunction with its strategic partners, the Company's continued development and engineering activities will be directed toward scaling up the production of batteries, Refueling Systems and Regeneration Systems. In addition, the Company intends to continue to design and engineer the Electric Fuel System, including scrubbing, air and water circulation, control systems and other peripheral systems incorporated in the Electric Fuel battery, to develop and further automate the mechanical refueling and regeneration process, and to continue to increase battery lifetime and decrease battery cost.

New Applications. The Company is continually researching and developing other applications for its proprietary technology related to the Electric Fuel System and other advanced battery technologies. The Company is currently developing a battery for torpedoes and has developed a signal light powered by water activated batteries for use in life jackets and other rescue apparatus.

The Deutsche Post Field Test

During the next two years, in a field test managed by the German postal service, the Electric Fuel System will be tested by Deutsche Post in vehicles powered by the Electric Fuel battery in regular mail delivery operations in Bremen, Germany, and by certain other fleet operators (including Deutsche Telekom, the German telecommunications company) in representative operations of their fleets in Germany and Sweden. In December 1995, the construction of the refueling and regeneration plant in Bremen, Germany was completed and the plant is expected to be operational in the spring of 1996. Based on the anticipated delivery schedule of vehicles, the Field Test is scheduled to expand during 1996 to a total of 64 Mercedes-Benz 4.6 ton vans and GM-Opel light pick-up trucks. The Field Test will test only vehicles powered by the Electric Fuel System and is expected to end in December 1997. Deutsche Post will decide, on the basis of its own requirements and at its discretion, whether it deems the Field Test successful. If Deutsche Post deems the Field Test successful, Deutsche Post has informed the Company that it intends to begin replacing, over several years, up to 25,000 vehicles in its fleet with electric vehicles powered by the Electric Fuel System. The Company believes that acceptance of the Electric Fuel System by Deutsche Post for its fleet is crucial to the Company's efforts to commercialize the Electric Fuel System. There can be no assurance, however, that Deutsche Post will deem the Field Test to have been successful and accept the Electric Fuel System as a powering system for a substantial portion of its fleet. In addition to Deutsche Post and Deutsche Telekom, participants in the Field Test currently include other fleet operators such as the German state of Bremen, the German municipality of Hamm, Stadtwerke Mainz AG (the municipal utility of Mainz, Germany), the Swedish postal service, Vattenfall AB, the largest utility in Sweden, as well as German industrial suppliers such as Mercedes-Benz AG, GM-Opel, Webasto AG Fahrzeugtechnik, an automotive parts manufacturer ("Webasto"), and Stadtwerke Bremen AG (the municipal utility of Bremen). Eskom, a South African utility company, has also expressed interest in joining the Field Test as an Associated Partner and in initiating a similar demonstration project in South Africa. Other major fleet operators have expressed interest in participating in the Field Test.

The Field Test is a cooperative and strategic partnership managed by Deutsche Post to conduct a representative operating test of the Electric Fuel System. The Company views the Field Test as consisting of three phases. The first phase of the Field Test began in May 1995, when the Company delivered the first Mercedes-Benz MB 410 van converted to the Electric Fuel System to be used in the Field Test, and the Company's 10 kg/hour regeneration plant located in Beit Shemesh, near Jerusalem, Israel, was completed. The second phase of the Field Test began upon the opening of the 100 kg/hour regeneration plant in Bremen and the third phase of the Field Test will begin when the entire 64 vehicle fleet is in operation. Deutsche Post has indicated that access by its fleet to all urban areas to which it provides service is of primary importance, and that there is a possibility that this competitive requirement may only be satisfied by using zero emission vehicles which will not be denied access under governmental initiatives. Further, Deutsche Post has stated that, for competitive reasons, it will be willing to accept a cost for electric vehicles greater than that for conventionally-powered vehicles in order to preserve complete access to urban areas.

The Field Test will also permit an analysis of the economic feasibility and infrastructure of the Electric Fuel System. Deutsche Post has budgeted approximately DM 25.7 million (approximately $17.3 million) for the Field Test, which will be funded by Deutsche Post and its partners, including the Company. The Company expects that expenses incurred in connection with the Field Test will exceed revenues related thereto.

In the Field Test, "Industrial Partners," in addition to the Company, will supply products and services to the Field Test, "Users" will operate vehicles in the Field Test, and "Associated Partners" will receive information and limited services in exchange for their financial contributions.

With respect to the Industrial Partners in the Field Test, Mercedes-Benz AG has agreed to supply 20 MB 410 vans and GM-Opel has agreed to supply 44 Corsa Combo light pick-up trucks, each converted for use in the Field Test. Webasto has provided battery exchange equipment for the Refueling System, and Stadtwerke Bremen AG has agreed to operate the regeneration plant in Bremen. During the course of the Field Test, Deutsche Post plans to operate 15 MB 410 vans and 28 Opel Corsa Combo light pick-up trucks, and Deutsche Telekom plans to operate 10 Opel Corsa Combos. The other Users are expected to operate the remaining vehicles as follows: State of Bremen (4 MB 410 vans and 1 Opel Corsa Combo); Stadtwerke Bremen AG (1 Opel Corsa Combo); Stadtwerke Mainz AG (1 MB 410 van and 1 Opel Corsa Combo); and City of Hamm (1 Opel Corsa Combo). Vattenfall AB and the Swedish postal service plan to operate one MB 410 van and two Opel Corsa Combos in Sweden using the refueling and regeneration services provided by the 100 kg/hour regeneration plant in Bremen. All of the Field Test vehicles are expected to replace, for purposes of the Field Test, vehicles used in regular operation by the users of the vehicles.

Pursuant to the agreement among the partners in the Field Test (the "Partners Agreement"), the Company is obligated to deliver a total of thirty batteries (each containing 528 cassettes) for the Mercedes-Benz 4.6 ton vans and sixty-six batteries (each containing 264 cassettes) for the Opel Corsa Combo light pick-up trucks. Furthermore, the Company is required to design, construct, install and operate a 100 kg/hour regeneration plant in Bremen, as well as providing, for evaluation purposes, its existing 10 kg/hour regeneration plant in Beit

Shemesh, Israel. The 10 kg/hour regeneration plant was constructed to both produce and fuel the initial batteries to be used for the Field Test and other customers, such as Edison, and to provide the conceptual design and evaluation required for the 100 kg/hour regeneration plant in Bremen. The 100 kg/hour plant, which will provide regeneration services necessary for the Field Test, has been constructed in a facility the Company is leasing from Stadtwerke Bremen. The Company, Uhde and Bateman Engineering Limited designed the plant. The Company contracted with several subcontractors, including Siemens Aktien-gesellschaft, Haushahn Automtionssysteme, Mannesman Anlagenbau AG and Richter Chemie Technick GmbH in connection with the construction and equipping of the Bremen plant. The regeneration plant is scheduled to become operational during the first half of 1996, although it is not expected to initially operate at full capacity.

Edison

In May 1993, the Company entered into an exclusive license agreement (pursuant to the exercise of an option granted in 1991) with Edison, Italy's leading private operator in the field of electric energy production. Pursuant to this license, which terminates in 2008, Edison is authorized to manufacture, use and sell Electric Fuel batteries, Refueling Systems, Regeneration Systems and related services based on the Company's technology in Italy, France, Spain and Portugal. The license also grants Edison non-exclusive license rights for the sale of Electric Fuel battery systems and related services to Deutsche Post and Deutsche Telekom, if the Company has first sold in excess of an aggregate of 250 batteries to those customers.

In November 1993, Edison and Ente Nazionale per L'Energia Elettrica, Italy's government-owned national electric company ("ENEL"), announced a new energy program, a significant portion of which is dedicated to the Electric Fuel System. In connection with this announcement, Edison performed demonstration drives of two electric vehicles powered by the Electric Fuel System, one of which was a 2.1 ton van that had previously been test-driven at Centro Electrotechnico Sperimentale Italiano ("CESI"), an independent research and testing institute affiliated with ENEL, for a distance of more than 190 miles (306 kilometers) at a constant speed of 44 miles per hour (71 kilometers per hour). At the end of the demonstration drive, 25% of the battery's capacity was still available.

As part of the license agreement, Edison agreed to cooperate in a development program which will cover a maximum of four years commencing upon the satisfactory completion of the in-vehicle battery performance tests. During this four-year period, Edison will purchase from the Company batteries and related components and services in an amount up to $4.0 million, but not less than 600 million Italian lira (approximately $375,000) per year. After the above four-year period or, alternatively, as soon as Edison has succeeded in selling at least 150 battery systems in any consecutive four-month period, the cooperation described above will terminate and Edison will be obligated to purchase from the Company no less than 35% of all battery cells required by it for manufacturing battery systems and no less than 20% of the refueling systems it requires so long as the Company is able to provide these products at prices competitive with Edison's internal costs of producing these products itself. There can, however, be no assurance that the Company will be able to produce such components in a manner that will make such sales profitable to the Company. The license expires in the year 2008, and Edison is under no obligation to exploit the Company's technology.

In November 1995, the Company supplied Edison with a zinc-air battery for an Italian Seat Marbella, a small passenger car. The battery was used in an initial test drive and it is expected that additional tests are being performed during the first quarter of 1996.

Other Strategic Alliances

The Company has and will continue to seek to exploit its zinc-air battery technology through strategic alliances with fleet operators, companies engaged in energy production and transportation, automobile manufacturers and others, in order to provide the other resources required to further develop and commercialize the Electric Fuel System.

To that end, the Company has formed or engaged in preliminary discussions for other alliances in Europe.

Deutsche Telekom

Deutsche Telekom has informed the Company that if the Field Test is successful it intends to convert between 12,000 and 15,000 vehicles of its fleet to vehicles powered by the Electric Fuel System, although there can be no assurance that it will do so. After the completion of the Field Test, in exchange for Deutsche Telekom's DM 3.0 million (approximately $2.0 million) investment in the Field Test, the Company has agreed to reimburse Deutsche Telekom 10% of Deutsche Telekom's investment for each 1,250 vehicles Deutsche Telekom converts to the Electric Fuel System. The Company expects to enter into additional agreements similar to its agreement with Deutsche Telekom with other Users in the Field Test.

Uhde

The Company has entered into a three year agreement with Uhde under which both companies will cooperate in the joint development and marketing of Electric Fuel regeneration plants during the term of the Field Test. Additionally, the Company and Uhde have entered into an agreement which provides for a cooperative marketing arrangement for commercial Electric Fuel regeneration plants in Germany, Austria, Switzerland, Belgium, Luxembourg and The Netherlands. This cooperation agreement is for an exclusive basis until five years after the completion of the Field Test and will terminate in the year 2011. Pursuant to this agreement, the Company is entitled to receive fees on a per transaction basis based on Uhde's revenues related to the sale of regeneration plants as well as recurring fees from the purchasers of these plants.

Stadtwerke Bremen

The Company has agreed that it will grant to Stadtwerke Bremen AG, the municipal utility of Bremen, Germany, the option of, after the completion of the Field Test, becoming the Company's partner in Germany either by granting a right of first refusal for contracts to own and operate regeneration plants in Bremen and Niedersachsen and to sell certain components of the Electric Fuel System, or participating in a regeneration joint venture in Germany with the Company.

Sweden/Vattenfall

Contemporaneously with the Field Test in Bremen, Vattenfall AB and the Swedish postal service, Posten Distribution AB, plan to operate three of the Field Test vehicles in Sweden, one Mercedes-Benz MB 410 van and two Opel Corsa Combos. For this purpose, Vattenfall has contracted with the Company to purchase up to eight Electric Fuel batteries, identical to those being used in the Field Test. The Company has agreed to provide refueling and regeneration services to Vattenfall from the 100 kg/hour regeneration plant in Bremen. In connection with this strategic agreement, Vattenfall has agreed to make payments to the Company over time upon the achievement of certain milestones, including delivery of batteries to Vattenfall and the completion and commencement of operations of the Company's regeneration facilities. Vattenfall has also agreed to use its best efforts to promote the use of the Electric Fuel System. In addition, until the completion of the Field Test, Vattenfall may exercise a right of first refusal for a license, on terms to be negotiated, to own and operate regeneration facilities and sell Electric Fuel in Sweden, Denmark, Norway and Finland.

Israel

In December 1995, the Company entered into a non-binding letter of intent with General Motors Corporation and, its Israeli representative, Universal Motors Israel Ltd. (together, "GM-UMI"). In the letter, GM-UMI and the Company have stated their intent to cooperate in implementing a demonstration fleet of GM vans, to be used in GM-UMI's day-to-day operations, powered by Electric Fuel batteries and using the Company's refueling and regeneration facilities in Beit Shemesh. The parties intend to coordinate the details of the project during 1996. The Company and GM-UMI are in the preliminary stages of negotiations, however, and there can be no assurance that this project will be initiated.

Marketing

To date, the Company has focused its marketing efforts and resources in Europe due to greater demand for zero and reduced emission vehicles in Europe than in the United States. Beginning in 1996, the Company intends to use a portion of the net proceeds to the Company of the Offering to continue these efforts in Europe and to commence its marketing efforts and establish marketing facilities in the United States and the Far East. In the future, the Company expects to focus its marketing efforts in geographic areas worldwide that have adopted legislation and other initiatives supporting the use of electric vehicles.

Working with fleet operators, the Company plans to develop demonstration and evaluation programs that will illustrate how the Electric Fuel System will be able to meet the needs of fleet operators. The Company plans to concurrently seek to expand its existing strategic alliances in Europe, benefiting from experience gained in connection with the Field Test and its alliances with Edison and Vattenfall. If successful, these alliances will then be used by the Company to generate interest in similar alliances in the United States and other countries. The Company also intends to seek the support of government agencies, electric utilities and zinc manufacturers.

Manufacturing

The Company is currently producing prototype batteries at its facilities in Israel, based upon standard industrial techniques. In addition, the Company has constructed a production facility in leased premises in Beit Shemesh, Israel for manufacturing and assembling the Electric Fuel batteries and related components of the Electric Fuel System. This facility was completed during the second quarter of 1995 at an aggregate cost of approximately $1.7 million, including the regeneration equipment, and will initially be utilized to manufacture and assemble Electric Fuel batteries for the Field Test, producing both 80 kWh and 160 kWh battery systems for use in the participating GM-Opel and Mercedes-Benz vehicles. The Company plans to expand this facility to enable more efficient assembly of batteries in greater quantities. The Company believes that the manufacturing process required to produce its batteries incorporates relatively standard and inexpensive procedures and, therefore, the establishment of a full-scale production facility will be commercially feasible.

It is the Company's plan that zinc anodes for its battery will be manufactured by parties licensed by the Company to operate regeneration facilities. Regeneration and refueling equipment will be manufactured by the Company and by third parties licensed by the Company to do so, although proprietary components of the equipment may be manufactured and supplied by the Company. Prototype regeneration and refueling systems have been constructed by the Company and are in operation at its facilities in Israel and a prototype regeneration facility is in operation in Italy. The Company has also constructed a 100 kg/hr regeneration facility in Bremen, Germany and designs for larger scale versions of these systems are currently under development.

New Applications

The Company is continually researching and developing other applications for its proprietary technology related to the Electric Fuel System and other advanced battery technologies. The Company is currently developing, in cooperation with STN Atlas Elektronik GmbH ("STN Atlas"), a German defense and marine industry contractor, a high power zinc-oxygen battery for torpedoes. STN Atlas has exclusive rights to sell torpedoes with the Company's zinc-oxygen batteries until 2001, subject to automatic extension if full-scale production commences, as well as certain rights with respect to the application of the Company's proprietary technology for batteries.

The Company has also developed Survivor Locator Light ("SLL"), a signal light powered by a water activated magnesium-cuprous chloride battery, used to locate survivors of airplane or boat accidents in the water. The Company has received certification of the SLL by both the United States Federal Aviation Administration and the Civil Aviation Authority of Israel for use of the SLL in aircraft. The Company has received an initial order to produce 60,000 SLLs over the next two years.

================================================================================

Five Year Summary of Selected Financial Data
The selected financial information set forth below with respect to the statements of income (loss) for each of the five fiscal years in the period ended December 31, 1995, and with respect to the balance sheets at the end of each such fiscal year has been derived from the financial statements of the Company, which have been audited by Kesselman & Kesselman, independent certified public accountants in Israel. The financial information set forth below is qualified by and should be read in conjunction with the Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------
                                           Year Ended December 31
- - --------------------------------------------------------------------------------
                             1991     1992     1993         1994      1995
- - --------------------------------------------------------------------------------
                                (dollars in thousands, except per share data)

Statement of Operations
 Data:
Revenues                     $  170   $1,519       $3,694   $ 4,873   $  4,372

Research and development      1,139    1,426        1,830     4,770     14,379
 expenses and costs of
 revenues

Less: royalty-bearing
 grants                        (553)    (594)        (578)     (699)    (1,561)
                             -------------------------------------------------
                                586      832        1,252     4,071     12,818

Provision for anticipated                           1,500     2,600
 program losses

Selling, general and
 administrative expenses
                                379      623        1,694       336      2,752

                             -------------------------------------------------

Operating income (loss)      $ (795)  $   64       $  748    (4,063)   (13,798)

Financial income (expenses)      15      (19)          50       583        664
                             -------------------------------------------------
Income (loss) before taxes
 on income                     (780)  $   45       $  798    (3,480)   (13,134)

Taxes on income                            8          147        20         35
                             -------------------------------------------------

 Income (loss) from the
 operations of the Company
 and its subsidiaries        $ (780)  $   37       $  651   $(3,500)  $(13,169)
                             --------------------------------------------------
Share in loss of investee
 Company                                                        $61        $52
                             --------------------------------------------------

Net Income (loss)              (780)      37          651    (3,561)   (13,221)
                             -------------------------------------------------

Earnings (loss) per share    $(0.21)      $*        $0.08    $(0.43)    $(1.55)
                             -------------------------------------------------

Weighted average number of
 common shares outstanding
 (in thousands)               3,659    7,760        7,926     8,319      8,530

__________
*less than $0.01
- - ------------------------------------------------------------------------------
                                              December 31
- - ------------------------------------------------------------------------------
Balance Sheet Data:            1991     1992         1993      1994       1995
- - ------------------------------------------------------------------------------
Cash, cash equivalents and
 investments in marketable
 debt securities             $  832   $1,444       $2,514   $18,222   $  9,580

Receivables and other
 assets                         163      209          958     2,528      4,135

Fixed assets, net of
 depreciation                    79      105          398     1,989      5,986

                             -------------------------------------------------
Total Assets                 $1,074   $1,758       $3,870   $22,739   $ 19,701
                             =================================================
Liabilities                  $  731   $1,285       $2,783   $ 3,736   $ 13,880
- - ------------------------------------------------------------------------------
Long term debt                    0        0            0         0          0
- - ------------------------------------------------------------------------------
Stockholders' equity            343      473        1,087    19,003      5,821
- - ------------------------------------------------------------------------------
Total liabilities and
stockholders equity          $1,074   $1,758       $3,870   $22,739   $ 19,701
                             -------------------------------------------------

- - ------------------------------------------------------------------------------

Price Range of Common Stock

Since February, 1994, the Company's Common Stock has been traded under the symbol EFCX in the NASDAQ National Market System. The following table sets forth, for the periods indicated, the range of high and low closing prices of the Company's Common Stock in the NASDAQ National Market System.
- - ---------------------------------
      1994          High     Low
- - ---------------------------------

First Quarter     $ 14.25  $ 8.00

Second Quarter      12.50    6.50

Third Quarter        8.50    5.50

Fourth Quarter       8.50    5.75

- - ---------------------------------
      1995          High     Low
- - ---------------------------------

First Quarter       6.25  $ 4.25

Second Quarter     13.875   4.625

Third Quarter      11.375   7.875

Fourth Quarter      10.00   7.875

As of March 19, 1996, the Company had approximately 204 holders of record of its Common Stock.

The Company has never paid any cash dividends on its Common Stock. The Board of Directors presently intends to retain all earnings for use in the Company's business. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors.

                                                                   ELECTRIC FUEL
                                                                     CORPORATION


                                                                            1995
                                                                       Financial
                                                                          Report

HIGHLIGHTS OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULT OF OPERATIONS
================================================================================

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Report. Amounts reported here have been rounded to the nearest thousand, unless such amounts are more than $1.0 million in which event such amounts have been rounded to the nearest hundred thousand.

General

From its inception, the Company has been engaged principally in the research, design, development and commercialization of an advanced zinc-air battery system for powering zero emission electric vehicles. The Electric Fuel System consists of a refuelable zinc-air battery comprised of a series of cells with removable zinc-anode cassettes, a battery refueling system for refueling the depleted fuel cassettes and a regeneration system for recycling the depleted cassettes. The Company continues to develop and engineer all components of the Electric Fuel System, currently primarily for use in the Field Test, as well as in connection with its other strategic alliances.

The Company has experienced significant fluctuations in the sources and amounts of its revenues and expenses, and the Company believes that the following comparisons of results of operations for the periods presented do not provide a meaningful indication of the development of the Company. During these periods, the Company has received periodic lump-sum payments relating to licensing and other revenues from Deutsche Post in connection with the Field Test, and from Edison, which have been based on the achievement of certain milestones, rather than ratably over time. The Company's expenses have been based upon meeting the contractual requirements under its agreements with various strategic partners and, therefore, have varied according to the timing of activities, such as the need to provide prototype products and to establish and engineer refueling and regeneration facilities. The Company's research and development expenses have been offset, to some extent, by the periodic receipt of research grants from the Chief Scientist. The Company expects that, because of these and other factors, including general economic conditions and delays due to legislation and regulatory and other processes and the development of competing battery technologies, future results of operations may not be meaningfully compared with those of other periods. Thus, the Company believes that period-to-period comparisons of its past results of operations should not be relied upon as indications of future performance.

The Company incurred significant operating losses for the years ended December 31, 1995 and 1994, and expects to continue to incur significant operating losses over the next several years. These losses may increase and be incurred over a longer period of time as the Company expands its research and development activities and establishes production and regeneration facilities, and such losses may fluctuate from quarter to quarter. However, if the Electric Fuel System is successfully commercialized, the Company expects to derive revenues from the sale of components of the Electric Fuel System manufactured by the Company, including Electric Fuel, and from licensing rights to the Electric Fuel System to third parties. There can be no assurance that the Company will ever derive such revenues or achieve profitability.

Forward Looking Statements

When used in this discussion, the words "believes", "anticipated" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Results of Operations

Years Ended December 31, 1995 and 1994

Revenues for the year ended December 31, 1995, totaled $4.4 million compared with $4.9 million in the comparable period in 1995, a decrease of $500,000. In 1994, the Company recognized revenues from Deutsche Post in connection with the granting of a use license, as well as from Edison for the construction and delivery of equipment related to the Electric Fuel System. Revenues for the year ended December 31, 1995, were principally derived from activities relating to the Field Test, including the construction of the 100 kg/hr regeneration facility in Bremen and the initial production of battery components and related equipment; and a grant of marketing rights and the sale of equipment to Vattenfall AB when it and the Swedish Post joined the Field Test as associate partners. In addition, revenues related to the Company's agreement with STN Atlas Elektronik GmbH to develop a high power zinc oxygen battery for torpedoes and the completion and delivery of all of the Company's outstanding orders from Edison were recognized in 1995. The Company anticipates a significant portion of the remaining expected revenues related to the Field Test to be recognized in 1996.

Research and development expenses and cost of revenues were $14.4 million during 1995 compared with $4.8 million during 1994. The Company believes that, given the Company's stage of development, it is not, at this time, meaningful to distinguish between research and development expenses and cost of revenues. The increase in expenses of $9.6 million compared to 1994 is principally attributable to: expenses in connection with the Field Test, including costs related to construction of the Bremen regeneration facility and initial battery production costs; costs associated with the operation of the Company's production facilities in Israel (which were expanded in 1995 to include a new facility in Beit Shemesh); increased personnel and consulting costs relating to the foregoing; and further engineering costs related to the integration of the Electric Fuel battery into vehicles being used in the Field Test. In the year ended December 31, 1995, the Company accrued $1.6 million of royalty-bearing grants representing substantially all of the expected grants from the Chief Scientist in connection with the Company's 1995 research and development program, including an increase of $185,000 in Chief Scientist grants in connection with the Company's 1994 research and development program. For the year ended December 31, 1994 the Company accrued $699,000 of Chief Scientist grants. The majority of expenses related to the Field Test are expected to continue to be incurred through 1996, when the initial phase of the Field Test is expected to be concluded.

Selling, general and administrative expenses for the year ended December 31, 1995 decreased to $2.8 million compared with $3.4 million in 1994. Selling, general and administrative expenses for 1994 included a royalty accrual to the Chief Scientist of $1.1 million, resulting, without reflecting the royalty accrual, in a net increase in selling, general and administrative expenses of $500,000 in 1995. This increase was attributable to increased costs as the Company intensified its marketing efforts in to new geographic areas, provided administrative support for the Company's expanded activities, and continued to develop its managerial infrastructure to meet its growth requirements. As the Company expands its activities it expects further increases in selling, general and administrative expenses.

Management currently estimates the total program losses related to the Field Test to approximate $5.7 million and, at December 31, 1995, the provision for anticipated program losses on the uncompleted portions of the program to approximate $4.1 million. Accordingly, the 1995 financial statements reflect a $2.6 million net increase in the provision for anticipated program losses from $1.5 million recorded in 1994.

This provision, in addition to the provision recorded in 1994, reflects anticipated losses from the Field Test based on the most recent estimates of costs related to the Field Test, and may be offset by future revenues or increased to reflect any future revised estimates of project costs. The overall increase to the provision includes revised cost estimates based on the Company's production experience to date for the supply of the battery-vehicle interface equipment, batteries, the estimated service expenses for the Field Test fleet and the 100 kg/hour regeneration plant being built in Bremen, Germany. Since the plant is currently dedicated to the Field Test, the cost of the plant (net of anticipated residual value) is reflected as a current expense.

Financial income, net of interest expense, bank charges, and other fees, totaled approximately $665,000 in 1995 compared to $584,000 in 1994. Financial income reflects primarily interest earned on United States tax-exempt securities, which increased to $781,000 in 1995 from $689,000 in 1994.

The Company has incurred net operating losses or had earnings arising from tax-exempt income during the years ended December 31, 1995 and 1994 and, accordingly, no provision for income taxes was required. Taxes payable in 1995 and 1994 are primarily composed of United States federal alternative minimum taxes. The difference between the tax expense and the tax benefit arising on pre-tax losses is the valuation allowance which was established to eliminate the deferred tax assets.

The Company reported a net loss of $13.2 million in 1995 compared with a net loss of $3.6 million in 1994 due to the factors cited above.

Liquidity and Capital Resources

Battery and vehicle deliveries for the Field Test commenced in December 1995 and are expected to continue through 1996. Accordingly, most of the Company's revenues and expenses related to the Field Test are expected to be recognized in these periods. Total consideration to the Company for the batteries, equipment and services to be supplied in connection with the Field Test (including DM 1.0 million from Vattenfall AB) is expected to be DM 22.0 million (approximately $15.4 million), less a contribution to the costs of the Field Test by the Company of DM 7.0 million (approximately $4.9 million), leaving a net balance of DM 15.0 million (approximately $10.5 million), which the Company does not believe will be sufficient to offset its related expenses.

The Company expects that, in connection with the expansion of its activities and the engineering and establishment of the Electric Fuel System, the Company's research and development, operational and selling, general and administrative expenses will continue to increase.

As of December 31, 1995, the Company had cash, cash equivalents and investments of $9.6 million compared with $18.2 million as of December 31, 1994.

The Company used available funds during 1995 primarily for the advancement of its commitments with regard to the Field Test, continued research and development expenditures and other working capital needs. The Company invested in fixed assets $5.3 million (and anticipates receiving investment grants of $835,000 thereon). Fixed assets include $2.0 million related to the value of the Bremen facility after its use in the Field Test, based on construction costs to date. The Company currently anticipates that the total residual value of the Bremen facility will be approximately $3.6 million.

Subsequent Events

In the first quarter of 1996, the Company completed a public offering of 3,750,000 shares of its Common Stock at an offering price of $6.50 per share. The offering resulted in net proceeds to the Company of approximately $21.6 million. The Company currently has cash, cash equivalents and investments of approximately $26.2 million.

Also in 1996, EFL has established a line of credit with the First International Bank of Israel Ltd. ("FIBI") (the "Credit Facility"). Borrowings under the Credit Facility will bear interest at FIBI's prime rate + 2% per annum, be unconditionally guaranteed by EFC and be secured by a pledge of foreign currency deposits in the amount of NIS 750,000. Additionally, the Credit Facility imposes financial and other covenants on EFC and EFL and will expire on May 31, 1996, at which time the Credit Facility will be reviewed for renewal by FIBI. The Credit Facility provides EFL with a line of credit in the maximum principal amount of NIS 3.8 million (approximately $1.2 million), which is expected to be used as credit support for various obligations of the Company, and will enable EFL to enter into up to U.S. $4.0 million in currency hedging forward contracts with a 5% collateral requirement.

The Company currently has no long-term debt outstanding and expects that its cash flow from operations, cash reserves (including proceeds of the Company's 1996 stock offering) and amounts available under the Credit Facility, will be sufficient to fund the Company's activities through 1997. However, costs related to the Field Test have exceeded, and may continue to exceed, budgeted amounts and while the Company, in accordance with the terms of the Partners Agreement, intends to request additional funding from the Deutsche Post, there can be no assurance that it will obtain any such additional funding. As a result, the Company might have to reduce, or defer, its anticipated future commitments. Furthermore, if the Field Test is successful and Deutsche Post, or any other participant in the Field Test, begins to convert all or a portion of their fleets to the Electric Fuel System, the Company could be required to produce batteries in increased quantities as well as to construct new regeneration and refueling facilities or expand its existing facilities to commercial capacity. Moreover, additional strategic alliances may also require the establishment or expansion of facilities in Israel or elsewhere. In addition, the Company may determine that it should invest in certain programs, such as additional electric vehicle demonstration programs, which it believes will advance the development and commercialization of the Electric Fuel System. Accordingly, the Company may be required to seek additional financing during this period.

Actual cash requirements will depend in part upon actual and anticipated sales and licenses. The Company may also be able to finance some portion of its fixed asset and equipment needs through Approved Enterprise grants from the Government of Israel.

- - --------------------------------------------------------------------------------
Report of Independent Auditors

To the Stockholders of Electric Fuel Corporation:

We have audited the consolidated balance sheets of Electric Fuel Corporation (hereafter--the "Company") at December 31, 1995 and 1994 and the consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

Our audit was performed in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement, whether caused by an error in the financial statements or by misleading information included therein. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a fair basis of our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to these financial statements, such accounting principles are practically identical), the consolidated financial position of the Company at December 31, 1995 and 1994, and the consolidated results of operation, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995.

                                          KESSELMAN AND KESSELMAN
Jerusalem, Israel                         Certified Public Accountants (Israel)
March 21, 1996


ELECTRIC FUEL CORPORATION
CONSOLIDATED BALANCE SHEETS
- - --------------------------------------------------------------------------------
ASSETS                                                       December 31
CURRENT ASSETS (note 7):                               -------------------------
                                                           1995        1994
  Cash and cash equivalents (note 1L)                   $5,364,867   $1,307,855

  Marketable debt                                        4,215,518    9,459,667
  securities--current portion
  (notes 1e and 8a)

  Accounts receivable:

     Trade                                                 398,535    1,632,323

     Related parties (note 10)                                           10,141

     Other (note 8b)                                     2,421,804      622,143

  Inventories (note 1f)                                    535,208      131,750
- - --------------------------------------------------------------------------------
        Total current assets                           $12,935,932  $13,163,879
- - --------------------------------------------------------------------------------
INVESTMENTS:

  Marketable debt securities (notes 1e and 8a)                       $7,454,509

  Investee company (note 1d)                               $35,849       87,983
                                                       -------------------------
                                                            35,849    7,542,492
FIXED ASSETS (notes 1g and 2):

  Cost                                                   6,639,926    2,155,533

  Less--accumulated depreciation and amortization          654,391      166,620
                                                       -------------------------
                                                        $5,985,535   $1,988,913

OTHER ASSETS AND DEFERRED CHARGES
  net of accumulated amortization (notes 1h and 8c)        743,885       43,333
- - --------------------------------------------------------------------------------
                                                       $19,701,201  $22,738,617
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES (note 7):

  Accounts payable and accruals

     Trade                                              $2,743,539     $533,035

     Other (note 8d)                                     6,357,706    2,849,654

  Advances from Customers                                4,223,066       58,121
- - --------------------------------------------------------------------------------
        Total current liabilities                      $13,324,311   $3,440,810
- - --------------------------------------------------------------------------------
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT,

  Net of amount funded (note 3)                            555,908      295,133

COMMITMENTS (note 4)
- - --------------------------------------------------------------------------------
        Total Liabilities                              $13,880,219   $3,735,943
================================================================================
STOCKHOLDERS' EQUITY (note 5):

  Common stock--$0.01 par value*;
  authorized--14,000,000 shares;
  issued--11,328,110 shares as of
  December 31, 1995 and 11,183,550
  shares as of December 31, 1994;
  outstanding--8,675,947 shares as
  of December 31, 1995 and 8,540,087
  shares as of December 31, 1994                          $113,282     $111,836

  Preferred stock--$0.01 par value;
  authorized--1,000,000 shares, no
  shares outstanding

  Additional paid-in capital                            24,168,108   24,059,587

  Accumulated deficit                                  (16,873,340)  (3,652,282)

  Unrealized gain on available-for-sale securities          29,048


  Treasury stock, at cost (common stock--2,652,163
   shares as of December 31, 1995 and 2,643,463 shares
   as of December 31, 1994)                               (193,174)    (146,187)

  Notes receivable from stockholders (notes 5a(4)
   and b(4))                                            (1,422,942)  (1,370,280)
- - --------------------------------------------------------------------------------
        Total stockholders' equity                      $5,820,982  $19,002,674
================================================================================
                                                       $19,701,201  $22,738,617
================================================================================

* Adjusted for a 5.289 for one stock (note 5c)
The accompanying notes are an integral part of the financial statements


ELECTRIC FUEL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

- - --------------------------------------------------------------------------------
                                                  Year ended December 31
- - --------------------------------------------------------------------------------
                                              1995         1994        1993
- - --------------------------------------------------------------------------------
REVENUES (notes 1i, 4a and 9a)             $4,371,610   $4,872,688   $3,694,798
                                         ---------------------------------------

RESEARCH AND DEVELOPMENT EXPENSES AND COST OF
 REVENUES (note 1j):

     Expenses incurred (note 9b)
                                           14,378,805    4,770,182    1,829,661
     Less--royalty-bearing grants
      (note 4b)                             1,560,792      698,911      577,816
                                         ---------------------------------------

                                          $12,818,013   $4,071,271   $1,251,845

PROVISION FOR ANTICIPATED PROGRAM LOSSES
(notes 1i, 1n and 4a)                       2,600,000    1,500,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(note 9c)                                   2,752,033    3,364,752    1,694,485
                                         ---------------------------------------
                                          $18,170,046   $8,936,023   $2,946,330
- - --------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                  $(13,798,436) $(4,063,335)    $748,468

FINANCIAL INCOME (EXPENSES)--NET              664,722      583,563       49,581
(note 9d)
- - --------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES ON INCOME     $(13,133,714) $(3,479,772)    $798,049

TAXES ON INCOME (note 6)                       35,210       19,814      146,644
- - --------------------------------------------------------------------------------
INCOME (LOSS) FROM THE OPERATIONS OF THE
 COMPANY AND ITS SUBSIDIARIES            $(13,168,924) $(3,499,586)    $651,405

SHARE IN LOSS OF INVESTEE COMPANY (note 1d)    52,134       61,276
- - --------------------------------------------------------------------------------
NET INCOME (LOSS)                        $(13,221,058) $(3,560,862)    $651,405
- - --------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE (note 9e)            $(1.55)      $(0.43)       $0.08
- - --------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING (note 9e)*                     8,530,388    8,318,985    7,925,926
================================================================================

* Adjusted for a 5.289 for one stock split--see note 5c
The accompanying notes are an integral part of the financial statement


ELECTRIC FUEL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                Unrealized
                                                                                 gain on                     Notes
                            Common Stock            Additional                  available-                 receivable
                                                     paid-in    Accumulated      for-sale     Treasury     from stock-
                          Shares*       Amount       capital      deficit       securities      stock       holders     Total
BALANCE AT
 JANUARY 1, 1993           7,444,960     $74,449    $1,141,353     $(742,825)                                              $472,977
- - ------------------------------------------------------------------------------------------------------------------------------------

CHANGES DURING 1993:

Purchase of treasury
 stock  (2,643,463*
 shares), (notes
 5a(1) and (2))                                                                                  (146,187)    (146,187)

Shares issued in
 connection with the
 exercise of options       1,700,868      17,009       662,863                                                (570,779)     109,093

Net income                                                           651,405                                                651,405
- - ------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
 DECEMBER 31, 1993         9,145,828     $91,458    $1,804,216      $(91,420)                   $(146,187)   $(570,779)  $1,087,288
- - ------------------------------------------------------------------------------------------------------------------------------------

CHANGES DURING 1994:

Shares issued in a public
 offering (note 5a(3))     2,000,000      20,000    21,919,284**                                                         21,939,284

Shares issued in
 connection with Amtec
 merger (note 1d)             26,262         263       328,012                                                              328,275

Shares issued in
 connection with the
 exercise of options          11,460         115         4,325                                                                4,440

Options issued as
 compensation for
 services rendered by
 consultants                                             3,750                                                                3,750

Loan granted to
 stockholder
 (note 5a(4))                                                                                                 (720,000)    (720,000)

Accrued interest on
 notes receivable from
 stockholders                                                                                                  (79,501)     (79,501)

Loss                                                              (3,560,862)                                            (3,560,862)

- - ------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
 DECEMBER 31, 1994        11,183,550    $111,836   $24,059,587   $(3,652,282)                   $(146,187) $(1,370,280) $19,002,674
- - ------------------------------------------------------------------------------------------------------------------------------------

CHANGES DURING 1995:

Shares issued in
 connection with the
 exercise of options         144,560       1,446       108,521                                                              109,967

Purchase of treasury
 stock (8,700 shares)
 (note 5a(7))                                                                                     (46,987)                  (46,987)

Accrued interest on
 notes receivable from
 stockholders                                                                                                  (77,291)     (77,291)

Payment of interest
 and principal on notes
 receivable from
 stockholders                                                                                                   24,629       24,629

Unrealized gain on
 available-for-
 sale securities                                                                  29,048                                     29,048

Loss                                                             (13,221,058)                                           (13,221,058)

- - ------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
 DECEMBER 31, 1995        11,328,110    $113,282   $24,168,108  $(16,873,340)    $29,048        $(193,174) $(1,422,942)  $5,820,982
====================================================================================================================================

* Adjusted for 5.289 for one stock split (note 5c)
** Net of $3,060,716 -- offering expenses
The accompanying notes are an integral part of the financial statements

ELECTRIC FUEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

================================================================================
                                                    Year ended December 31
- - --------------------------------------------------------------------------------
                                              1995         1994        1993
- - --------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                        ($13,221,058)  ($3,560,862)   $651,405

Adjustments required to reconcile
 net income or loss to net cash
 provided by or used in operating
 activities:

 Share in loss of investee company             52,134        61,276

 Depreciation and amortization                506,895       148,530      32,681

 Amortization of net premium on
  marketable debt securities                  278,455        70,804

 Deferred income taxes -- net                               142,744    (142,744)

 Capital loss (gain) from disposal
  of fixed assets                              (3,786)        6,494

 Capital loss from disposal of
  marketable debt securities, net                 348

 Liability for employee rights upon
  retirement -- net                           260,775       259,671      24,494

 Issue of stock options as
  compensation for services rendered
  by consultants                                              3,750

 Interest accrued on notes and loan
  to stockholders                             (77,291)      (79,501)    (37,054)

 Changes in operating asset and
  liability items:

 Decrease (increase) in accounts
  receivable                                  268,712    (1,703,314)   (345,412)

 Increase in inventories                     (403,458)     (131,750)

 Increase in accounts payable and
  accruals                                  5,718,556     1,789,466   1,002,847

 Changes in related parties -- net             10,141       132,606    (141,001)

 Increase (decrease) in advances from
  customers                                 4,164,945      (862,331)    420,452
- - --------------------------------------------------------------------------------
     Net cash provided by (used in)
      operating activities                ($2,444,632)  ($3,722,417) $1,465,668
- - --------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of fixed assets                  (5,333,875)   (1,772,885)   (406,609)

 Investment grant relating to fixed
  assets                                                    108,090

 Purchase of marketable debt securities                 (16,984,980)

 Loan granted to stockholder (note 5a(4))                  (720,000)

 Merger of Amtec (stockholder) in 1994 (a)                  146,177

 Amounts carried to other asset and
  deferred charges                           (710,552)      (50,000)    (39,579)

 Proceeds from disposal of fixed assets         9,559        57,101

 Proceeds upon sale or redemption of
  marketable debt securities               12,448,903
- - --------------------------------------------------------------------------------
     Net cash provided by (used in)
      investing activities                 $6,414,035  ($19,216,497)  ($446,188)
- - --------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

 Issue of share capital (including
  additional paid in capital), net
  of offering expenses                                   21,978,863

 Payment to the Estate of Luz
  International Limited                                    (250,000)

 Proceeds from exercise of options            109,967         4,440     146,147

 Payment on note receivable from
  stockholders                                 24,629

 Purchase of treasury stock(b)                (46,987)                  (96,187)

 Short-term bank credit -- net                                 (468)
- - --------------------------------------------------------------------------------
     Net cash provided by financing
      activities                              $87,609   $21,732,835     $49,960
- - --------------------------------------------------------------------------------
 Forward                                   $4,057,012   ($1,206,079) $1,069,440
================================================================================

ELECTRIC FUEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

==========================================================================================
                                                            Year ended December 31
- - ------------------------------------------------------------------------------------------
                                                      1995          1994          1993
==========================================================================================
Forward                                            $4,057,012   ($1,206,079)   $1,069,440
- - ------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    4,057,012    (1,206,079)    1,069,440

BALANCE OF CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                  1,307,855     2,513,934     1,444,494
- - ------------------------------------------------------------------------------------------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF
 YEAR                                              $5,364,867    $1,307,855    $2,513,934
==========================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION - CASH PAID DURING THE YEAR FOR:

 Interest                                             $48,810        $1,083          $526
                                                  ----------------------------------------
 Advances to income tax authorities                   $65,448       $22,821       $15,499
                                                  ----------------------------------------
 (a) Merger of Amtec (stockholder) in 1994, see note 1d

     assets and liabilities of Amtec at date of merger:

     Working capital (excluding cash and cash equivalents)        ($25,842)

     Investment in associated company                              149,259

     Fixed assets - net                                             58,681
                                                                -----------
                                                                  $182,098

     Stock of the Company issued upon merger                      (328,275)
                                                                -----------
                                                                 ($146,177)
                                                                -----------
 (b)   As to transaction during 1993 not involving cash flows, see note 5a(1).

================================================================================
 The accompanying notes are an integral part of the financial statements.

ELECTRIC FUEL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - --------------------------------------------------------------------------------

NOTE 1--SIGNIFICANT ACCOUNTING
POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a. General

Electric Fuel Corporation (EFC)--a Delaware Corporation--together with its subsidiaries are referred to as the Company. Primarily, all operating assets of the Company are situated at, and operations of the Company are carried out by Electric Fuel (E.F.L.) Ltd. (EFL)--an Israeli wholly-owned subsidiary. The Company is engaged in one business segment--design, development, and commercialization of an innovative advanced zinc-air battery system for powering zero-emission electric vehicles. The Company's products have not fully reached the commercial stage. Until commencement of commercial product sales occurs, the Company plans to meet its funding requirements through fees from potential users of its technology, sales of pre-production battery systems and equipment, grants from various programs from the State of Israel's Ministry of Industry and Trade and the funds raised from the public offering of EFC's shares.

The other subsidiaries are:

1) Electric Fuel B.V. -- a Netherlands company, wholly-owned by EFL.

2) Vipco Israel Limited -- an wholly-owned Israeli company which EFC acquired as a result of the merger of Amtec (see below) into the Company in 1994 (not presently active).

3) Erbato GmbH -- a recently incorporated German company, 80% owned by EFL (not presently active).

4) EFL GmbH -- a recently incorporated German company, wholly-owned by EFL.

In these financial statements:

   Luz -- Luz International Limited and its Estate in Bankruptcy (stockholder in EFC until June 1993) and its subsidiaries.

   Amtec -- Advanced Materials Technologies, Inc. -- formerly a stockholder in EFC, which was merged into the Company (see d. below).

   Investee company -- Coatec Ltd., an Israeli company (16% owned as at December 31, 1995; 25% owned as at December 31, 1994) which was acquired as a result of the merger of Amtec.

b. Functional Currency of Subsidiaries

The currency of the primary economic environment in which EFL operates is the U.S. dollar (the dollar). The operations of EFL's subsidiaries are an integral part of EFL. Thus, the functional currency of the subsidiaries is the dollar.

Transactions and balances originally denominated in dollars are presented in their original amounts. Gains and losses arising from non-dollar transactions and balances are included in net income.

c. Principles of Consolidation

The consolidated financial statements include the accounts of EFC and its subsidiaries. Inter-company balances and transactions have been eliminated.

d. Merger of Amtec

Immediately prior to the closing of the Company's initial public offering (IPO) of its capital stock (see note 5a(3)), Amtec was merged into the Company. The primary asset of Amtec was its stockholding in the Company. Other assets (net of liabilities) as per Amtec's book value amounted to $328,275 and were exchanged for stock of the Company at the IPO price of $12.50 per share. This transaction has been recorded by the Company as a purchase of these assets at the aforementioned book value.

As a result of the merger, the Company acquired two Israeli companies, a wholly-owned subsidiary and an investee company (see a. above). The investment in the investee company was accounted for by the equity method. In July 1995, following an issue of shares by the investee company to a third party, EFC's investment in that company decreased from 25% to 16% and accordingly, EFC leased accounting for this investment by the equity method at such time.

e. Marketable Debt Securities

Composed of fixed income obligations of state and political subdivisions (1994-- and U.S. Government and Agencies). The securities were classified as at December 31, 1994, as held-to-maturity in accordance with Statement No. 115 of the Financial Accounting Standards Board of the United States (FASB) and reflected in the financial statements at their amortized cost. In December 1995, the Company reassessed its classification of these securities and concluded that it would be more appropriate to classify the balance of securities as available-for-sale; accordingly, the securities are stated as of December 31, 1995 at fair market value and the changes in their value are carried directly to stockholders' Equity. The effect of this change is immaterial.

f. Inventories

Composed of raw materials and supplies valued at the lower of cost or market. Cost is determined on the "first-in, first-out" basis.

g. Fixed Assets

These assets are stated at cost, net of related investment grant.

The assets are depreciated by the straightline method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:
- - --------------------------------------------------------------------------------

    Machinery and equipment                   10%

    Computers and related equipment           20%

    Office furniture and equipment        6%; 10%

    Vehicles                                  15%
- - --------------------------------------------------------------------------------

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

h. Other Assets and Deferred Charges

Other asset represents know-how purchased in 1994. The know-how is stated at cost and amortized over five years.

Deferred charges represent costs incurred in connection with the Company's public offering and in February 1996, which will be charged in 1996 against the premium upon the issuance of the stock.

i. Revenue Recognition

Revenues in respect of contracts for prototype equipment, technical assistance, services, etc. are recognized upon the delivery of the equipment (subsequent to which the consideration is non-refundable) or as the services are performed. Revenues from technology licenses (or from options for said licenses) are recognized upon sale of license or the exercise of the option.

If such sale or exercise is uncertain, revenue is recognized to the extent of non-refundable fees received.

Revenue and costs in connection with the Company's contractual program commitments (see note 4a(2)) are recognized on the "percentage of completion" method. The percentage of completion is determined according to the ratio of amounts already expended to estimated total cost as projected at balance sheets dates. Full provision is made for losses arising from these commitments upon their anticipation.

j. Research and Development

Research and development expenses are included under "Research and development expenses and cost of revenues". Because of the nature of the Company's operations, management is of the opinion that it is not meaningful to segregate these costs. Research and development expenses, net of related participations, are charged to income as incurred.

k. Deferred Income Taxes

The Company uses the liability method of accounting for income taxes, as set forth in Statement No. 109 of the FASB, "Accounting for Income Taxes". Under this method, deferred income are provided on the basis of the differences between the financial reporting and income tax bases of assets and liabilities at the statutory rates enacted for future periods.

l. Cash Equivalents

The Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

m. Foreign Currency Forward Contracts

In order to hedge foreign currency exposure on firm commitments, the Company entered, in 1995, into foreign currency forward contracts. Gains and losses from these contracts are deferred and recognized in the same period as the underlying hedged transaction.

n. Estimates and Assumptions in the Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

As stated in i. above, the Company fully provides for anticipated losses on its contractual program commitments (see also note 4a(2)). As at December 31, 1995 and 1994, the Company has provided $4.1 million and $1.5 million, respectively. The ultimate cost of the program, however, may fluctuate as the project progresses. The Company expects the project to be substantially completed in 1997.

o. Concentration of Credit Risks

Most of the Company's cash and cash equivalents and marketable debt securities at December 31, 1995 and 1994 are deposited with Israeli and U.S. banks and U.S. brokers. Similarly, the counterparty to the Company's hedging of foreign currency (see m. above) is a major Israeli bank. Accordingly, the Company considers the inherent credit risks to be remote.


The Company's revenues are earned almost entirely in Europe, from large institutional customers. In general, the exposure to concentration of credit risks relating to trade receivables is limited, due to the nature of the Company's customers.


p. Reclassification

Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

- - --------------------------------------------------------------------------------
NOTE 2 = FIXED ASSETS
Composition of assets, grouped by major classifications, is as follows:

- - --------------------------------------------------------------------------------
                                      COST*            Accumulated depreciation
                                                          and amortization
- - --------------------------------------------------------------------------------
                                   December 31                 December 31
- - --------------------------------------------------------------------------------
                                    1995          1994         1995         1994
- - --------------------------------------------------------------------------------
Machinery and equipment          **$5,191,697  $1,327,964  $377,652    **$76,877

Computers and related equipment       175,895     128,948    60,119       27,591

Office furniture and equipment        173,131      89,987    20,395        7,816

Vehicles                              426,428     342,391    84,469       27,986

Leasehold improvements                672,775     266,243   111,756       26,350
- - --------------------------------------------------------------------------------
     Total                         $6,639,926  $2,155,533  $654,391     $166,620
- - --------------------------------------------------------------------------------

* Net of related investment grant in the amount of $986,677 and $152,092 as at December 31, 1995 and 1994, respectively (see also note 6b).
** including $1,987,062 - residual value of equipment relating to the field test, see also note 4a(2).

NOTE 3 = EMPLOYEE RIGHTS UPON RETIREMENT:

a. The liability for employee rights upon retirement to Israeli employees, pursuant to Israeli law and employment agreements (see also note 4d) is primarily funded by purchase of insurance policies whereby the significant risks have been irrevocably transferred to the insurance companies. Based on recent court decisions, the assets accumulated in the aforementioned insurance policies are the exclusive property of the individual employee.

Accordingly, the liability for employee rights upon retirement is reflected net of such assets which amount to approximately $433,464 as at December 31, 1995 (December 31, 1994 = $234,669) which the Company has no means of realizing, except for application towards its severance pay obligations. The balance sheet accrual (see b. below) represents the liability not covered by the insurance policies mentioned above, net of amount funded by deposits, in the name of EFL, with a recognized severance pay fund.

b. The balance accrued and funded at balance sheet date is as follows:
- - --------------------------------------------------------------------------------
                                                   December 31
- - --------------------------------------------------------------------------------
                                        1995                       1994
- - --------------------------------------------------------------------------------
  For severance pay                   $566,880                   $304,580
  Less = amount funded                  10,972                      9,447
                                      -----------------------------------
  Unfunded balance*                   $555,908                   $295,133
- - --------------------------------------------------------------------------------

* Reflects primarily obligations of the Company in connection with employment agreements with certain senior employees (see note 4d).

EFL may only make withdrawals from the severance pay fund for the purpose of paying severance pay.

c. Expenses included for employee rights upon retirement for each of the years ended December 31, 1995, 1994 and 1993 amounted to approximately $470,000, $459,000 and $94,000, respectively.

NOTE 4 = COMMITMENTS:
a. Agreements relating to the Company's technology:

   1) Edison

   Pursuant to agreements between the Company, through its Dutch subsidiary, and a major Italian energy company (Edison Termoelettrica, a subsidiary of Edison SpA; hereafter = Edison), the Company has provided batteries and related equipment and technical assistance in respect of the Company's technology. The Company has also granted Edison a sublicense for its technology in certain areas in Europe until the year 2008 and will be entitled to royalties of 5% to 3% of sales in excess of $10 million. Edison has agreed to purchase up to $4 million of equipment and services during the four years commencing upon the satisfactory completion of the in-vehicle battery performance tests and is to maintain certain purchase levels of the Company's equipment as stipulated in the agreements.

2) German Postal Service (Deutsche Post)

   Pursuant to agreements with Technischer Uberwachungsverein Bayern Sachsen e. V (TUV), Germany, the Company provided TUV with a prototype battery system, related equipment and technical assistance for the evaluation of the Company's system by TUV on behalf of the Deutsche Post AG (the German Postal Authority; hereafter = Deutsche Post). Total consideration received through 1993 in respect of these agreements approximates DM 1.41 million (approximately $882,000).

   Further to a letter of intent signed in November 1993 between the Company and Deutsche Post, the parties reached a final agreement in September 1994 regarding the licensing of the Company's technology for testing during a field test, for Deutsche Post's internal use and for costs incurred by the Company in connection with the start up of the field test program. The agreement calls for payment of DM 5 million (approximately $3.1 million) to the Company which has been included in revenues for the year ended December 31, 1994. The Company has also agreed to pay royalties based on future sales of its products in certain parts of Europe.

   In December 1994, EFL finalized an agreement with Deutsche Post and other partners for the purpose of conducting a field test using EFL's technology, which is anticipated to reach completion in 1997. It is anticipated that the partners, contribution to the field test will approximate DM 25.7 million (approximately $17.9 million), of which the Company's share of Partners' contributions will amount to DM 7 million (approximately $4.9 million). The field test partners will purchase equipment and services from EFL in the approximate gross amount of DM 21.0 million (approximately $14.6 million). In addition to Deutsche Post, partners in the field test currently include Deutsche Telekom, Mercedes-Benz, Adam Opel (GM Europe), Webasto, and several German municipalities.

   The projected costs to be incurred in connection with the field test are expected to be greater than the related revenues. Accordingly, the Company has accrued a provision for anticipated program losses in the cumulative amounts of $4.1 million and $1.5 million as at December 31, 1995 and 1994, respectively.

3. Vattenfall

   During 1995, EFL signed an agreement with Vattenfall AB to sell up to eight batteries = identical to those used in the Deutsche Post field test, to provide refueling and regeneration services and to provide other equipment and services for total consideration of approximately $1 million. In connection with this agreement, the Company recognized revenues of $270,000 during the year ended December 31, 1995.

   4. Other

   Pursuant to an agreement with International Lead Zinc Research Organization, Inc. (ILZRO), U.S.A., the Company carried out a study to be reimbursed by ILZRO in the maximum amount of $50,000 per annum during 1994 and 1993.

b. Royalty Commitments

Since its inception, EFL has received royalty-bearing research and development (R&D) grants from the Chief Scientist's Office (Chief Scientist) of the Ministry of Industry and Trade. Pursuant to the terms of these grants, EFL is obligated to pay royalties to the Chief Scientist on proceeds from the sale of products in the R&D of which the Chief Scientist participated. EFL had further assumed responsibility to pay royalties to the Chief Scientist on account of certain amounts granted to Luz prior to the EFL's inception.

In 1994, EFL agreed to prepay royalty obligations on R&D grants received through 1993 in the approximate amount of $1.1 million and in turn has received Chief Scientist approval for continuing support by way of R&D grants. In 1995, it was agreed that Chief Scientist support would amount to approximately $885,000 and $1.4 million on account of 1994 and 1995, respectively. The payable is linked to the Israeli consumer price index (CPI) and bear interest of 4% per annum. EFL has provided for the entire amount of royalties payable in these financial statements.

Royalties in connection with the grants received in 1994 and 1995 are payable at a rate of 3%-6% of net sales (up to 100% of grants received). In the case of approved transfer of technology out of Israel, total payments may exceed 100% of the amount granted.

Total commitments to pay royalties to the Chief Scientist at the 100% rate (if the R&D projects are successful) are in the approximate amount of $3.3 million as at December 31, 1995.

c. Lease Commitments

The Company has entered into various non-cancelable operating lease agreements for the premises it occupies. The leases will expire by the end of 1997.

The rental payments under the above leases, at rates in effect at December 31, 1995 are as follows:
[CAPTION]

Year ending December 31:
       1996                    $429,000
       1997                    $231,000

The rental payments are primarily payable in Israeli currency, linked to the Israeli CPI.

As security in connection with these agreements, the Company has given a lessor a letter of credit in the approximate amount of $30,000.

d. Employment Contracts

In December 1993, three senior employees (related parties) entered into employment agreements with the Company for an initial term of three years, which was extended for an additional term of two years. Base salary payable by the Company under these agreements amounts to $375,000 annually, with further amounts payable as bonuses of not less than 50% of base salary or in the aggregate 5% of net income as defined, subject to certain conditions, including attainment of the Company budgeted goals.

The employees are entitled to other usual benefits and are to receive a termination payment equal to 36 times monthly base salary -- in addition to the usual severance pay required by Israeli law -- upon fulfillment of the contractual terms.

e. Consultants

In 1995, the Company incorporated a German company, Erbato GmbH which is owned 80% by the Company and 20% by a consultant and stockholder in the Company. Further, the consultant is entitled to certain fees based on marketing success. Commencing September 1994, the Company paid the consultant a monthly retainer of DM 30,000, which will be credited against any future fees due to the consultant but which is not refundable (see also note 5a(4)).

f. Foreign Currency Forward Contracts

At December 31, 1995, the Company had outstanding foreign currency forward contracts to sell DM 3.5 million for approximately $2.5 million through April 1996. These contracts are used to hedge the net DM revenue stream to the Company in regard to the Deutsche Post field test (see a(2) above).

NOTE 5 = STOCKHOLDERS' EQUITY:

a. Capital transactions (the number of shares is adjusted for stock split = see c. below):

   1) In June 1993, EFC purchased 2,620,927 shares of its common stock from Luz for approximately $334,000 and release from certain royalty obligations in the maximum aggregate amount of $2 million, less $200,000 of debts to Luz which were forgiven.

   2) During 1993, EFC purchased 22,536 shares of its common stock from various parties for approximately $12,000.

   3) In February 1994, EFC completed an IPO of 2,000,000 shares of its common stock of par value of $0.01 per share, at an offering price of $12.50 per share (see also note 1d).

   4) In 1994, the Company extended a loan in the amount of $720,000 to a stockholder and consultant to the Company and accepted a promissory note bearing interest at the rate of 5% per annum, originally payable in 1994 and subsequently extended to December 31, 1996. The note is partially collateralized by a pledge on 72,300 shares owned by such shareholder. The note receivable, including accrued interest, is reflected as a deduction of Stockholders' Equity in the financial statements.

   5) During 1994, employees exercised options and purchased 11,460 shares for $4,440.

   6) During 1995, employees exercised options and purchased 144,560 shares for $109,967.

   7) During 1995, EFC purchased 8,700 shares of its common stock for $46,987.

   b. Common Stock Options

   The Company has adopted the following stock option plans whereunder options may be granted for purchase of the Company's common stock:

   1) 1991 Employee Plan - 2,115,600 shares reserved for issuance.

   2) 1993 Employee Plan -
   1,200,000 shares reserved for issuance.

   Under the terms of the employee plans, the Board of Directors or the designated committee will grant options and will determine the vesting period and the exercise terms.

   3) 1995 Non-Employee Director Plan -
   500,000 shares reserved for issuance.

In September 1995, the Board of Directors adopted, subject to stockholder approval, a Non-Employee Director Stock Option Plan pursuant to which non-employee directors will receive an initial grant of options to purchase 15,000 shares of the Company's common stock upon the effective date of such plan or upon their election as a director. Thereafter, non-employee directors will receive options to purchase 5,000 shares of Common Stock per year of service to the Board. All such options will be granted at fair market value.

In October 1995, the FASB issued Statement No. 123 = "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all their employee stock compensation plans. However, it also allows companies to continue to measure compensation cost for those plans using the "intrinsic value" based method of accounting prescribed by APB 25. Entities electing to continue accounting according to APB 25 must comply with the disclosure requirements of SFAS 123 and, in addition, must make pro-forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company has elected to continue applying the provisions of APB 25. The disclosures required by SFAS 123 will be included in the Company's annual financial statements beginning 1996.

SFAS 123 will also require that transactions with other than employees, entered into after December 15, 1995, in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Changes in the options outstanding may be summarized as follows:

- - --------------------------------------------------------------------------------
                                                         Number of
                                                          options
- - --------------------------------------------------------------------------------
Balance at January 1, 1992 and 1993                  (1)           1,848,505

Changes during the year ended December 31, 1993:

    Granted during the year:

      At $0.82                                       (2)(3)          349,984

      At IPO price                                                   250,000

    Exercised during the year:

      At $0.35                                       (1)(4)      (1,525,876)

      At $0.82                                       (2)           (174,992)
                                                                ------------
Balance at December 31, 1993                                         747,621

Changes during the year ended December 31, 1994:

    Granted during the year -

      At $5.75-$6.25                                 (5)(6)(7)       358,187

    Exercised during the year:

      At $0.35                                                       (10,578)

      At $0.82                                                          (882)
                                                                -------------
Balance at December 31, 1994                                        1,094,348

Changes during the year ended December 31, 1995:

    Granted during the year -

      At $4.625-$8.00                                (8)(9)           223,245

    Exercised during the year:

      At $0.35                                                       (31,735)

      At $0.82                                                      (111,158)

      At $4.625                                                       (1,667)
                                                                -------------
Balance at December 31, 1995                                        1,173,033

- - --------------------------------------------------------------------------------

Average exercise price at December 31, 1995, 1994 and 1993 was $4.71, $3.60 and $4.70, respectively.

The options granted may be exercised as follows:

- - --------------------------------------------------------------------------------
                                                               December 31
- - --------------------------------------------------------------------------------
                                                          1995             1994
- - --------------------------------------------------------------------------------
                                                            Number of shares
- - --------------------------------------------------------------------------------
First year and thereafter                              933,800          394,358

Second year and thereafter                             136,533          208,323

Third year and thereafter                               72,700           61,667

Seventh year and thereafter                             30,000      (7) 430,000
                                                     ---------------------------
                                                     1,173,033        1,094,348
- - --------------------------------------------------------------------------------

The number of shares reserved for future grants under the Plans at December 31, 1995, 1994 and 1993 was 965,671 shares, 688,916 shares and 1,042,103 shares, respectively.

   (1) Including 1,142,424 options granted to related parties, which were exercised during the year ended December 31, 1993.

   (2) Including 174,992 options issued, outside of the Plans, to a related party, which were exercised in December 1993 (paid for in January 1994), and 37,478 options granted, under the Plans, to other related parties.

   (3) Based on the purchase price EFC's stock from Luz, see a(1) above. The options granted are net of 277,673 options previously issued at $0.35 per share, forfeited by employees during 1993 and granted to other employees at $0.82 per share.

   (4) The purchase of the common stock upon exercise of options was financed by EFC's acceptance of 5 year non-recourse notes receivable due January 1998 and bearing interest at the higher of the increase in the Israeli CPI or linkage to the dollar + 7% interest. The notes receivable, including accrued interest, are reflected as a reduction of Stockholders' Equity in the financial statements.

   (5) The options granted are net of 250,000 options previously granted to an employee pool at $12.50 per share (IPO price) and 11,813 options previously granted at $0.82 per share, which were canceled during 1994. The options granted include 5,000 options issued outside of the Plans (see (6) below).

   (6) During 1994, consultants were issued five year options, outside of the

   Plans, for the purchase of 5,000 shares of EFC's stock at a price of $6.25 per share, in consideration for services rendered to the Company. The statements of income (loss) include $3,750 of consulting expense in 1994 relating to such issuance.

   (7) The options were granted in 1994 to related parties. The exercise date may be accelerated based on the share price of EFC's common stock. During 1995, these options became exercisable.

   (8) The options granted are net of 21,955 options previously granted which were canceled during 1995.

   (9) Including 30,000 options granted to non-employee directors, subject to approval of the plan by shareholders.

c. On December 14, 1993, EFC declared a 5.289 for one split of its common stock in the form of a stock dividend.

NOTE 6 -- TAXES ON INCOME:

a. Taxation of U.S. parent (EFC)

Since EFC incurred net losses or had earnings arising from tax-exempt income during the reported years, no provisions for income taxes were required. Taxes payable in 1994 and 1995 are primarily composed of federal alternative minimum taxes. The difference between the tax provision and the total tax benefit computed by applying the statutory federal income tax rate to pre-tax loss is the valuation allowance which was established to eliminate the deferred tax asset.

As at December 31, 1995, EFC has operating loss carry-forwards for U.S. federal income tax purposes of approximately $280,000, which are available to offset future taxable income, if any, expiring primarily in 2009.

b. Israeli subsidiary (EFL):

1) Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter -- the law).

EFL's manufacturing facility has been granted "approved enterprise" status under the above law, and is entitled to investment grants from the State of Israel of 38% of the investment in fixed assets of the approved enterprise and to reduced tax rates on income arising from the approved enterprise, as detailed below.
The approved investment program is in the approximate amount of $500,000. EFL substantially placed the program into operation during 1993 and will enjoy the tax benefits available under the law. EFL is entitled to additional tax benefits as a "foreign investment company", as defined by the law.

In 1995, EFL received approval for a second "approved enterprise" program for investment in fixed assets of approximately $6 million. EFL, as a Jerusalem-based high-tech company, has received approval for grants at the rate of 38% for investments in these approved fixed assets. Certain fixed assets have been temporarily approved for use outside of Jerusalem. If these fixed assets continue to operate outside Jerusalem after July 1996, EFL shall be required to refund a portion of the applicable grant in the approximate amount of $71,000 per year for a period of seven years.

The main tax benefits available to EFL are:

   (a) Reduced tax rates
   During the period of benefits -- 10 years -- commencing in the first year in which EFL earns taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed), a reduced corporate tax rate of 10%-25% (depending on percentage of foreign ownership; based on present ownership percentages -- 20%) will apply, instead of the regular tax rates (see (4) hereafter).

   (b) Accelerated depreciation
   EFL is entitled to claim accelerated depreciation in respect of machinery and equipment used by the approved enterprise for the first five years of the operation of these assets.

   (c) Conditions for entitlement to the benefits
   The entitlement to the above benefits is conditional upon EFL's fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and EFL may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

   As security for compliance with the terms attaching to investment grants (see above), EFL has registered floating charges on all its assets in favor of the State of Israel.

2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter -- the inflationary adjustments law).
Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. As explained in note 1b, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and in the Israeli currency/dollar exchange rate -- both on annual and cumulative bases -- causes a difference between taxable income (loss) and pre-tax income (loss) reflected in the financial statements.


3) Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

EFL is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the inflationary adjustments law, the right to claim public issue expenses and amortization of know-how, patents and certain other intangible property rights as deductions for tax purposes.

4) Tax rates applicable to income from other sources

Income not eligible for "approved enterprise" benefits mentioned in (1) above is taxed at the regular rate: 1995 -- 37%; 1994 -- 38%; 1993 -- 39%. In accordance with an amendment to the Israeli Income Tax Ordinance enacted on December 31, 1992, the regular corporate tax rate is to be further scaled down in 1996 to 36%.

5) Tax rates applicable to income distributed as dividends by EFL

The effective tax on income distributed by EFL to its parent, EFC, would be increased as a result of the Israeli withholding tax imposed upon such dividend distributions. The overall effective tax rate on such distribution would be 32% in regard of income arising from EFL's approved enterprise and 44% regarding other income. EFL does not have any earnings available for dividend distribution nor does it intend to distribute any dividends in the foreseeable future.

6. Tax loss carryforwards

As at December 31, 1995, EFL has operating loss carryforwards for Israeli tax purposes of approximately $12 million, which are available, indefinitely, to offset future taxable income.

c. European subsidiaries

The European subsidiaries are taxed based upon tax laws in their country of residence.

d. Deferred income taxes

Presented in the balance sheets as follows:

- - --------------------------------------------------------------------------------
                                                                December 31
- - --------------------------------------------------------------------------------
                                                           1995             1994
- - --------------------------------------------------------------------------------
   Domestic income taxes
   Deferred tax asset                                   $97,000        $127,000)
   Less - valuation allowance                          $(97,000)      $(127,000)
                                                     ---------------------------
                                                       -,-            -,-
- - --------------------------------------------------------------------------------
   Foreign income taxes:
   Deferred tax asset
   -current (1) (2)                                   3,900,000        1,390,000
   Deferred tax asset
   (liability) - non-current (3)                                        (35,000)
                                                     ---------------------------
                                                     3,900,000        1,355,000
   Less - valuation allowance                       (3,900,000)      (1,355,000)
                                                     ---------------------------
                                                       -,-            -,-
================================================================================

   (1) Mainly in respect of provision for anticipated program loss and loss carryforwards.


   (2) Includes deductible expenditures reported as a reduction of the proceeds from issuing capital stock.

   (3) Mainly in respect of accrued employee rights upon retirement and depreciation on fixed assets.

e. Tax assessments
EFC and its subsidiaries have not been assessed for tax purposes since incorporation.

f. Taxes on income included in the statements of income (loss):

1) As follows:

- - --------------------------------------------------------------------------------
                                                 Year ended December 31
- - --------------------------------------------------------------------------------
                                            1995             1994           1993
- - --------------------------------------------------------------------------------
Current:
U.S.                                     $52,010          $19,184
Israeli                                                 (142,744)       $216,219
European                                (16,800)              630         73,169
- - --------------------------------------------------------------------------------
                                          35,210       $(122,930)       $289,388
Deferred --
Israeli                                                   142,744      (142,744)
- - --------------------------------------------------------------------------------
                                         $35,210          $19,814       $146,644
================================================================================

2) A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates applicable to income of companies in Israel, see b(4) above (the difference in the liability arising from the discrepancy between the theoretical tax rate and the tax rate applicable in the country of residence of the European subsidiaries is not material) and the actual tax expense, is as follows:

===============================================================================
                                               Year ended December 31
- - -------------------------------------------------------------------------------
                                            1995           1994           1993
- - --------------------------------------------------------------------------------
Income before taxes on income,
as reported                             $(13,133,714)    $(3,479,772)  $796,049
Add--losses (income) of EFC,
see a. above--domestic                      (375,807)       (240,770)    21,897
                                      ------------------------------------------
Income (loss) before taxes on income
(foreign--mainly Israeli)               $(13,509,521)    $(3,720,542)  $819,946
- - --------------------------------------------------------------------------------
Theoretical tax expense                       *                *        319,779
Tax benefit arising from reduced
tax rate as an "approved enterprise"                                    (75,132)
                                                                    ------------
                                                                       $244,647
Increase in taxes resulting from permanent
differences--disallowed deductions                                        1,384
Utilization of carryforward losses in
respect of which deferred taxes were not provided                       (89,545)

Sundry--net                                                              (9,842)
                                                                     -----------
Taxes on income in the consolidated income statements                  $146,644
- - -------------------------------------------------------------------------------

* No tax benefits are reflected. The loss carryforwards have been fully reserved as the realization of such deferred tax asset is uncertain.

NOTE 7--MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

- - --------------------------------------------------------------------------------
                                     December 31, 1995     December 31, 1994
- - --------------------------------------------------------------------------------
                                 Israeli    Other non-    Israeli    Other non-
                                currency-     dollar      currency-     dollar
                                unlinked    currencies    unlinked   currencies
- - --------------------------------------------------------------------------------
Assets--current

 Cash and cash equivalents                  $3,559,341    $300,076     $27,460

 Accounts receivable           1,854,151       457,817     262,829   1,130,126
- - --------------------------------------------------------------------------------
                              $1,854,151    $4,017,158    $562,905  $1,157,586
- - --------------------------------------------------------------------------------
Liabilities--current
 accounts payable & accruals  $2,720,635    $1,327,288  $1,126,881     $49,817
- - --------------------------------------------------------------------------------

NOTE 8--SUPPLEMENTARY BALANCE SHEET INFORMATION:

- - --------------------------------------------------------------------------------
                                     December 31, 1995     December 31, 1994
                               -------------------------------------------------
a. Marketable debt securities:  Amortized   Fair Market   Amortized  Fair Market
                                  cost         value        cost        value
                               -------------------------------------------------
U.S. Treasury securities and
  obligations of U.S.
  government corporations
  and agencies                                           $6,296,350   $6,276,611

Obligations of states and
  political subdivisions       $4,186,470    $4,215,518  10,617,826   10,529,078
                               -------------------------------------------------
                               $4,186,470    $4,215,518 $16,914,176  $16,805,689

Less--portion due in one
  year or less--presented
  among current assets         $4,186,470    $4,215,518   9,459,667    9,420,737
- - --------------------------------------------------------------------------------
Balance--
  due in one to two years          -,-           -,-     $7,454,509   $7,384,952

================================================================================

As stated in note 1e, the said securities were classified as of December 31, 1994 as held-to-maturity and reflected at amortized cost. As of December 31, 1995, they are classified as available-for-sale and reflected at fair market value. Unrealized gain in the amount of $29,048 arising from this reclassification is reflected in Stockholders' Equity.

- - --------------------------------------------------------------------------------

                                                          December 31
                                                  ------------------------------
b. Accounts receivable--other:                          1995             1994

   Israeli Government departments and agencies:

    Research and development grant receivable         $447,952

    Investment grant receivable                        878,587          $44,002

    VAT and other receivables                          826,663          219,718

    Land development fees                               76,921
                                                  ------------------------------
                                                    $2,230,123         $263,720

   Employees                                            18,282           20,906

   Prepaid expenses                                     39,965           54,699

   Interest receivable                                  72,208          259,229

   Sundry                                               61,226           23,589
- - --------------------------------------------------------------------------------
                                                    $2,421,804         $622,143
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------
                                                          December 31
                                                  ------------------------------
                                                          1995             1994
c. Other assets and deferred charges              ------------------------------

   Deferred public offering expenses                  $710,552
                                                  ------------------------------

   Know-how purchased                                  $50,000          $50,000

   Less--accumulated amortization                       16,667            6,667
                                                  ------------------------------
                                                       $33,333          $43,333
                                                  ------------------------------
                                                      $743,885          $43,333
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------
                                                          December 31
                                                  ------------------------------
d. Accounts payable and accruals--other:                1995             1994
                                                  ------------------------------
   Employees and employee institutions                $393,180         $291,150

   Provision for vacation pay                          261,943          180,129

   Income taxes payable                                 20,199          169,737

   Accrued expenses                                  1,568,236          704,742

   Provision for anticipated program losses          4,100,000        1,500,000

   Sundry                                               14,148            3,896
                                                  ------------------------------
                                                    $6,357,706       $2,849,654
- - --------------------------------------------------------------------------------

e. Fair value of financial instruments

SFAS No. 107 "Disclosure About Fair Value of Financial Instruments" requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable debt securities, accounts receivable and accounts payable and accruals and foreign currency forward contracts.

In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value.

The fair value of open foreign currency forward contracts at December 31, 1995 is approximately $30,000.

NOTE 9--SELECTED INCOME STATEMENT DATA:
- - --------------------------------------------------------------------------------

                                               Year ended December 31
                                    --------------------------------------------
                                        1995              1994          1993
                                    ------------------------------------------
a. Revenues--classified
   by geographical distribution
   (see also note 4a):

      Germany (in D.M.)              $3,578,938        $3,202,908     $376,820

      Italy (in U.S. dollars)           423,732         1,616,122    3,206,492

      U.S.A. (in U.S. dollars)                             50,000       64,300

      Sweden (in U.S. dollars)          270,000

      Other                              98,940             3,658       47,186

                                    ------------------------------------------
                                     $4,371,610        $4,872,688   $3,694,798

- - ------------------------------------------------------------------------------
b. Research and development
expenses and cost of revenues:

   Materials, subcontracted
   work & consulting                 $8,389,716        $2,390,930     $827,069


   Salaries and related expenses      3,831,004         2,266,105      949,543

   Other                              2,158,085           113,147       53,049
                                    ------------------------------------------
                                    $14,378,805        $4,770,182   $1,829,661
- - ------------------------------------------------------------------------------

c. Selling, general and
administrative expenses:

   Salaries and related expenses     $1,112,574          $363,746     $227,551

   Consulting and professional fees     736,836           611,222      854,063

   Royalties (note 4b)                                  1,136,910       68,206

   Other                                902,623         1,252,874      544,665
                                    ------------------------------------------
                                     $2,752,033        $3,364,752   $1,694,485
- - ------------------------------------------------------------------------------

d. Financial income (expenses)--net:

   Interest, bank charges and fees    ($142,492)         ($64,643)     ($7,249)

   Exchange differences, net             26,090           (40,885)     (11,862)

   Interest income                      781,124           689,091       68,692
                                    ------------------------------------------
                                       $664,722          $583,563      $49,581
- - ------------------------------------------------------------------------------

e. Earnings (loss) per share:

1) Earnings (loss) per share are computed based on the weighted average number of shares outstanding (net of treasury stock) during each year and common stock equivalents, after adjustment for 5.289 to one stock split, effected on December 14, 1993, see note 5c.

2) The following options are not taken into account as part of the common stock equivalents since their effect on the earnings (loss) per share was not dilutive: part of options for 1993 and all options for 1994 and 1995.

3) The notes receivable from stockholders relating to exercised options are assumed--for per share computation--to be proceeds used to purchase stock under the treasury stock method.

NOTE 10--RELATED PARTIES

a. Balances with related parties:

These represent balances with stockholders--included among current assets-- amounting to $10,141 at December 31, 1994.


b. Transactions with related parties:
- - --------------------------------------------------------------------------------
                                     Year ended December 31
- - --------------------------------------------------------------------------------
                                         1995              1994            1993
- - --------------------------------------------------------------------------------

   Interest income                      $77,291           $79,501        $37,054
- - --------------------------------------------------------------------------------
   Research and
     development
     expenses and cost
     of revenues                                                          28,147
- - --------------------------------------------------------------------------------

   General and
     administrative
     expenses                                             $30,000       $121,993

c. As to capital transactions with related parties--see note 5.

d. As to employment contracts with senior employees--see note 4d.

NOTE 11--SUBSEQUENT EVENT

In connection with a public offering of its common stock at a gross offering price of $6.50 per share, the Company issued 3,300,000 shares of its common stock in February 1996 and an additional 450,000 shares to its underwriters to cover over allotments in March 1996.

================================================================================

ELECTRIC FUEL OFFICERS AND DIRECTORS

Electric Fuel Corporation

Robert S. Ehrlich
  Chairman and Chief Financial Officer

Yehuda Harats
  President and Chief Executive Officer

Menachem Korall
  Senior Vice President, Technology

Harvey M. Krueger
  Director

Jack E. Rosenfeld
  Director

Dr. Jay M. Eastman
  Director

Stewart J. Edelman
  Treasurer and Controller

Electric Fuel Limited

Robert S. Ehrlich
  Chairman, Chief Financial Officer and Director

Yehuda Harats
  President, Chief Executive Officer and Director

Menachem Korall
  Senior Vice President, Technology

Amnon Sherf
  Vice President, Operations

Jonathan Whartman
  Vice President, Marketing

Stewart J. Edelman
  Treasurer and Controller

================================================================================

SHAREHOLDER INFORMATION

Annual Meeting:
The annual meeting of shareholders will be held Monday, June 24, 1996, at 9:00 AM at The Harvard Club, 27 West 44th Street, New York, NY 10036.

Share Transfer Agent:
American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005

Shares Traded:
The securities of Electric Fuel Corporation are quoted on the NASDAQ National Market System under the symbol EFCX.

Legal Counsel, Electric Fuel Corporation:
Ropes & Gray, One International Place, Boston, Massachusetts 02110-2624.

Legal Counsel, Electric Fuel Limited:
Yigal Arnon & Co., 3 Daniel Frisch Street, Tel Aviv 64731, Israel.

Independent Auditor:
Kesselman & Kesselman, a member firm of Coopers & Lybrand (International), 9a Diskin Street, Jerusalem 96440, Israel.

Forms 10-K:
Electric Fuel Corporation's Annual Report on Form 10-K provides additional information and is on file with the Securities and Exchange Commission. It is available free of charge upon written request to Shareholder Relations, Electric Fuel Corporation, 885 Third Avenue, Suite 2900, New York, NY 10022, or to Electric Fuel Ltd., 5 Kiryat Mada Street, Har Hotzvim Science Park, P.O. Box 23073, Jerusalem 91230, Israel.

Product Literature:
Electric Fuel's product literature is available free of charge upon written request to Electric Fuel, Marketing Communications, 5 Kiryat Mada Street, Har Hotzvim Science Park, P.O. Box 23073, Jerusalem 91230, Israel. Information is also available on the Internet. The address of the Company's World Wide Web site is: http://www/electric-fuel.co.il
================================================================================